Itaú Unibanco Holding S.A.
Praça Alfredo Egydio de Souza Aranha, 100
04344 – 902 – São Paulo, SP - Brazil
Attention: Marcelo Kopel
Investor Relations Officer
Tel.:  (11) 5029 1888
Fax.: (11) 5029 1999

October 20, 2015

Itaú Unibanco Holding S.A – Disclosure of a Material Equity Holding.

Reference: Itaú Unibanco Holding S.A. – Preferred

Dear Sirs,

Pursuant to Article 12 (Paragraph 1) of CVM Instruction 358/02, I wish to inform you that the clients of Dodge & Cox (these clients of which may include investment companies and/or employee pension funds, programmed retirement funds, individual client donor funds) are the beneficial owners of 152,102,489 preferred share units issued by Itaú Unibanco Holding S.A.. This ownership of 152,102,489 of preferred share units issued by Itaú Unibanco Holding S.A. represents 5.01% of the 3,036,875,751 preferred units outstanding as of October 19, 2015.

The signed document is to underscore that this does not imply that Dodge & Cox has acquired control of the company; the investment does not represent the intention of executing changes in the management of the company, in the composition of the interests controlling or regulating the company’s operations.

The required information is provided in the following table:

Name of Purchaser	Brazilian registration as a corporate entity Nº
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA, U.S.A	N/A

STATEMENT OF REGISTERED PARTIES PERCENTAGE OF THE PREFERRED SHARES ACQUIRED DURING THE PERIOD

Total of the preferred shares issued by Itaú Unibanco Holding S.A	Quantity of preferred shares issued since October 19, 2015%
3,036,875,751	152,102,489	5.01%

Finally, we remain at your disposal for any additional information you may require.

Regards,

Katherine M. Primas
Compliance Officer

ESTABLISHED 1930

555 California Street / 40th Floor / San Francisco, California 94104 / 415-981-1710